Crossflix+

Streaming, Interactive and Social Platform for Faith and Family Content

Investor Presentation, January 2021 - Draft

AvinuMedia



ONLINE GIFT SHOP
DONATIONS
RAISING MONEY
Welcome To Our Virtual Church
Worship God Everywhere. Anytime.
MEMBERSHIP FEES
DAILY OPERATIONS



The Challenge and the Opportunity

- Churches are closed due to COVID19, and understand they need to go digital NOW
- Decreasing number of churches goers, especially in the younger ages
- Mainstream streaming services are no longer safe for people of faith
- Censorship by media on free discussion about faith related subjects



'Things Will Never Be The Same.' How The Pandemic Has Changed Worship

May 20, 2020 · 9:21 AM ET

https://www.npr.org/2020/05/20/858918339/things-will-never-be-the-same-how-the-pandemic-has-changed-worship

AvinuMedia

Our Platform:



Faith & Family Streaming
Video on Demand

 Crossflix+



Interactive and VR Biblical
Learning and Games



Live Service Broadcast



Private Social Networking



One-click Fundraising

AvinuMedia

Our Target Audience

B2C

- 500 Million churchgoers world wide, using their church white-label platform

- Christians families looking for safe entertaining and educational content

B2B

- Mega-churches, looking to provide digital service to their members

- Medium to large churches

Market Overview

- The Christian Market
- The Church Market
- Related Market Trends
- The Need

Huge Christian Market

2.2 Billion

Christianity is by far the world's largest religion, with an estimated 2.2 billion adherents. [1]

$1.2 Trillion

Faith Economy in the US is worth $1.2 trillion a year, equivalent to the 15th largest national economy in the world.[2]

AvinuMedia

Huge Christian Market Worldwide

Regional Distribution



2010

Americas 36.8%

Europe 25.9%

Sub-Saharan Africa 23.6%

Asia-Pacific 13.1%

Middle East- North Africa 0.6%

Major Christian Traditions

Percentage of Christian population that is ...



Catholic 50.1%

Protestant 36.7%

Other Christian 1.3%

Orthodox 11.9%

AvinuMedia

Significant Church Market in the USA







380 thousand churches, most of them have 100 to 200 members. [1]

1,500 mega churches with 2000 members of more. [2]

150 TV ministries with millions of viewers. [3]

Religious organizations business size in the USA is $131 Billion. [4]

AvinuMedia

Christianity is Growing Fast Outside N. America



Percent of the world's Christians in each continent

- Africa
- Asia
- Europe
- Latin America
- Northern America
- Oceania

- Christianity is growing fast in Africa
- Lower growth in Asia and Latin America

AvinuMedia

Crossflix+
Streaming, Interactive and Social Platform

The Product:

Crossflix+ includes live streaming, interactive and VR, learning streaming video on demand, social network and one-click fundraising.

Crossflix+ provides faith and family streaming and interactive games & VR, mostly produced by 3rd party producers and publishers.

Crossflix+ Live Stream

- Live broadcast of church services, sermons, and events.
- The church can broadcast to a practically unlimited number of viewers.



AvinuMedia

▶ **Crossflix+** VOD

- AI-based, **personalized** streaming video channel with thousands of faith and family quality titles
- Works on any platform: Smart TVs, streamers (Roku, Apple TV, Chromecast, Fire TV), smartphones, desktops
- White-label: content, look & feel fully customizable to the needs of every denomination or mega-church
- **Churches can upload their own videos (recordings of services, and self produced videos)**

Powered by



     

Featuring: Featuring: Dean Cain Featuring: Louis Gossett Jr. Featuring: Featuring: Featuring:

 # Crossflix+ Interactive

- Interactive VR games
- Engaging biblical content
- Using AI based personalization recommendation system
- Utilizes Compedia assets in which over $12 MM were invested
- **Churches can create and upload their own learning resources**

 

Explore the holy temple using, with and **without** headsets

AvinuMedia

Crossflix+ donate

One-click Fundraising provides the church with the capability to fundraise from its members for special missions or collect their tithes online and securely



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Crossflix+ social network

Secure , free and private social networking.

Users can use this social network to like, share and post their messages.

An important tools for church to nurture the community of members.


Feed
Learning
Notebook
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Video 2
David Brick
Biblical Hebrew • 3m
I think it's just in our nature...
But it would be better to use something abstract.
2
0
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Bible Reading
David Brick
Biblical Hebrew • 3m
2
0
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Video 1
David Brick
Biblical Hebrew • 3m
And after the fire there was the sound of a gentle whisper.
NIV translation.
From Biblical.com site
0
1

Content Strategy

Crossflix+ will become a distribution channel for film producers in a time where theater based distribution is seriously hurt.

Crossflix+ will also become a distribution channel for faith and education content publishers, who could upload their content to the platform and reach out to Crossflix+ audience.

Crossflix+ will establish a strict vetting process to ensure that the content is appropriate to its audience

Marketing & Sales Strategy

- Competitive Landscape
- SWOT
- Business Model Canvas
- Marketing Plan

Competitive Landscape

	Crossflix+	Various Ministries (like God TV)	Pureflix	RightNow Media	Various Live Streaming Providers	Various Donation Collection Solutions
Educational, Interactive & Immersive Content	Huge amounts of immersive content	Limited amount of non-interactive content	X	X	X	X
Streaming VOD faith & family titles	3000 Titles	Limited amount	1500 Titles	20,000 short, talking head videos	X	X
Live webcasting	V	X	X	X	V	X
Live virtual class	V	X	X	X	X	X
One-click donation	V	X	X	X	X	X
White label solution	V	V	X	V	V	V
Customization of content	V	X	X	X	X	X
Works on any web enabled device	V	X	X	X	X	X
Multi-lingual	V	X	X	X	X	X

SW**O**T Analysis

STRENGTHS

- Integrated solution under one platform
- High-quality, interactive & VR digital content
- Huge selection of video titles
- AI based personalization system

WEAKNESSES

- Pricing could be steep for small churches
- Penetration would take time
- Marketing dollars - need investment



OPPORTUNITIES

- Churches understand they need to go digital NOW
- Censorship by mainstream social networks
- Consumers are looking for "faith friendly" content
- Younger audiences look for interactive content

THREATS

- Competition on part of the offering (Live Broadcasting, Fundraising)
- Churches are slow to change or adapt
- Free software

AvinuMedia

Business Model Canvas

Key Partners 🔗	Key Activities ✅	Value Propositions 🎁	Customer Relationships ❤️	Customer Segments
B2B • Key influencers • Denominations • Mega-churches • Church software & service providers **B2C** • Affiliates • Social pages • TV ministries	• Sales & Marketing • R&D, Innovation • Customer success • IP & Brand management **Key Resources** 👥 • HR • Content • Cloud infrastructure • IP and trademarks • Working capital	• Full Solution - live broadcast, interactive education and video streaming • Customized per Church • Vast existing content • Company with Biblical values • Recommended by Christian opinion leaders	• Customer onboarding and deployment • Co-creation of content • Flexibility in pricing **Channels** 🚚 • Mega-churches • Social media • Opinion leaders • Exhibitions and events • Denominations • TV and web ministries	**B2B** - Ministries, white label - Mega-Churches - Smaller Churches **B2C:** - Crossflix+ direct to consumer service

Cost Structure 🏷️	Revenue Streams 💰
• Business structure: value driven - providing faith-based, quality service and content • Cost structure - economies of scale	• Subscriptions fees • Premium sales upgrades • Professional services to churches (B2B)

Go To Market Strategy

Product -What are we selling?

Personalized streaming interactive and social platform

WHAT


Go To Market

WHO


Segments - Who are we selling to?

500 million churchgoers

Mega-Churches

Christian families

Channels - How will we reach our market

Churches direct marketing

B2C online campaigns

Denominations

HOW


WHERE


Promotion - Where will we promote our product?

Social media

Grassroot marketing

TV and web affiliates

AvinuMedia

Marketing Plan

1st stage:

- B2B:
    - Starting in South-Africa, where we have a collaboration in place with a mega-church of 2.5 million members and affiliated members.
    - Aggressively progressing with other mega-churches in Africa, by leveraging a collaboration with the largest faith media outlet in South-Africa.
- B2C:
    - Re-launching Crossflix+ to the general public in the Africa and the US, using extensive Social and internet marketing.

2nd stage: Worldwide deployment, with priority to English speaking countries

AvinuMedia

Financials and Investment

Business Model - B2B

This slide contains are forward looking projections and cannot be guaranteed.

International markets: freemium version for churches , with premium offering, promoted by the church, $2-$6 per member/month, 50/50 rev-share with the church on adjusted income

USA: Sliding-scale annual subscription per ministry based on member size (see table to the right), premium content promoted by the church to their members on rev-share basis.

We will be agile to support additional pricing models, based on market requirements.

Church Size (up to)	Basic setup fee	Monthly Subscription Fee
100	$2,000.00	$ 399
200	$2,000.00	$ 539
300	$2,000.00	$ 679
400	$2,000.00	$ 799
500	$2,000.00	$ 899
1000	$2,000.00	$ 1,499
2000	$2,000.00	$ 2,599
3000	$2,000.00	$ 3,499
4000	$2,000.00	$ 4,199
5000	$2,000.00	$ 4,699
10000	$2,000.00	$ 8,199

Pricing for the full product, pricing is modular (DRAFT)

Business Model - B2C

This slide contains are forward looking projections and cannot be guaranteed.

Subscription based premium product, $3-$6 per
user/month , depending on territory.



Financial Forecast

1. PROFIT FORECAST	Note	Year 1	Year 2	Year 3	Year 4	Year 5
		$000	$000	$000	$000	$000
Sales	2	1,537	7,684	15,087	29,455	53,913
Direct Costs	3	567	5,146	7,570	12,103	19,836
GROSS PROFIT		970	2,538	7,517	17,352	34,077
Gross Profit %		63.11%	33.03%	49.82%	58.91%	63.21%
Marketing	4	824	1,508	2,073	3,241	4,916
Development	5	1,863	2,432	2,814	3,197	3,388
General & Admin.	6	715	845	892	1,039	1,106
Operating Expenses		3,402	4,785	5,779	7,477	9,410
OPERATING RESULT		(2,432)	(2,247)	1,738	9,875	24,666
Corporate Tax	20%				1,387	4,933
RESULT AFTER TAX		(2,432)	(2,247)	1,738	8,488	19,733
COMMULATIVE RESULTS AFTER TAX		(2,432)	(4,679)	(2,941)	5,547	25,280
Gross Profit %		63%	33%	50%	59%	63%
Sales per Employee		99,139	349,274	580,286	920,457	1,497,589
NET CASH FLOW		(2,367)	(2,305)	1,382	8,139	18,445
CUMULATIVE CASH FLOW		(2,367)	(4,672)	(3,290)	4,849	23,294

Disclaimer: these are projections and cannot be guaranteed.

Investment Opportunity

- Investment Required: US $5 million (Offering $1.07M on Wefunder)

- Exit Strategy: M&A, Public Offering

AvinuMedia

Corporate

Management Team

Founding Member - Compedia

Founding Member - Christ Vue

About Avinu Media Inc.

Avinu Media Inc. is a joint venture between **Compedia** and **Crossflix**, combining world leaders in online technologies and faith-based content.

AvinuMedia

Management Team

CEO

Gil Ilutowich
Co-CEO, Chairman of the Board, Compedia
For over 30 years Gil supervised and managed the sales and marketing that generated more than 50 million dollars in sales into educational markets.

COO

Ilan Goldberg
Co-founder, COO, Compedia
Responsible for the operation and projects management. 30 years of experience in managing many large scale projects encompassing AR/VR, and Learning Management Systems.

CTO

Shai Newman
Co-founder, CTO, Compedia
Responsible for technology and innovation in the company. Shai initiated and managed technology cooperation projects with Microsoft, RARE/NINTENDO, News Corp, Intel, Microsoft and others.

President

Alan Mehrez
Co-founder and CEO of Crossflix Formerly headed Film Production and Sales and Acquisitions for F.M. Entertainment.

Executive Vice President

Aileen Rodriguez Mehrez
Co-founder Executive VP of Crossflix, many years' experience in TV and studio film productions, distribution and sales.

AvinuMedia

Founding Partner: Compedia



- Founded in 1988, over 100 highly skilled employees.
- Dozens of award-winning branded products sold in 50 countries and in 35 languages with over $120 MM sales in collaboration with MGM, National Geographic & others
- Expertise in cutting-edge educational technologies including augmented reality, virtual reality, AI and advanced learning systems.
- Developing technologies and products for leading Christian organization including Museum of the Bible in Washington DC and others

AvinuMedia

Founding Partner: Christ Vue



- Family friendly SVOD channel with over 3,000 subscribers.
- Launched in 2016 by former Hollywood movie producer and director Alan Mehrez.
- Mission to spread and strengthen faith in Christ through the best video entertainment and Biblical education for adults and children.
- Accessible 24/7, ensuring that families are watching inspiring, uplifting content that is clean and curated.
- Addresses the scarcity of quality movies and other content suitable for Christians on Netflix or other mainstream networks.
- Recognized as a leader in Christian streaming, providing the best movies on the market. It offers literally thousands of documentaries, educational videos, and the best Christian movies to choose from.



AvinuMedia

Thank you!



INVESTMENT RISKS

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